Exhibit 99.1

NXT Energy Solutions Announces Filing of Q2-2015
Interim Results and Upcoming Conference Call Update

CALGARY, ALBERTA, August 27, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC QB:NSFDF) advises that its interim financial and operating results for the three month period ended June 30, 2015 (“Q2-2015”) are being filed today in Canada on SEDAR at www.sedar.com, and will be available shortly in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.

All selected and referenced financial information noted below should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Q2-2015 period.

George Liszicasz, President and CEO of NXT Energy noted “The NXT Energy team continues to execute on its growth strategy, and our activity in Q2 focused on the kick-off of our US $13.5 million (net of local sales taxes) survey project with our significant new client YPFB, the National Oil Company of Bolivia.  We started data acquisition flight operations in June, and expect to deliver our final data interpretations and recommendations report in October.  As we utilize the completed contract method of revenue recognition, our Q2 results reflect a deferral of all revenues and direct costs related to the project, and expect that our 2015 year-end will reflect a record level of revenues and profit.  Also, to date, we have received progress payments totaling US $7.7 million on this project.” (See NXT Energy’s press release dated August 19, 2015 for additional detail on the YPFB project.)

NXT Energy also advises that after returning from overseas engagements, management will be available to host a brief conference call on Wednesday, September 2, 2015 at 2:10 pm MST (4:10 pm EST) to provide an update on  business development initiatives. Interested parties are invited to participate in this call by using one of the applicable numbers below:

Conference call ID - 24070703

Operator Assisted Toll-Free Dial-in Numbers:

Canada and USA:  +1-855-336-7594

International: +1-682- 888-5377

Highlights of unaudited interim Financial Results

A condensed summary of the interim consolidated financial statements for the Q2-2015 and the 6-month year-to-date (“2015 YTD”) periods, with comparative totals for the 2014 periods, are given below:

(unaudited - all in Canadian $)	Q2-2015	Q2-2014	2015 YTD	2014 YTD

Operating results

Survey revenues	$-	$-	$-	$3,913,367

Survey expenses	228	10,637	25,668	343,825
General & administrative expenses	951,780	1,047,939	2,076,432	1,995,467
Amortization and other expenses, net	556,830	227,885	925,000	232,003
Increase in fair value of US$ Warrants	-	-	-	42,800
	1,508,928	1,286,461	3,027,100	2,614,095
Income (loss) before income taxes	(1,508,928)	(1,286,461)	(3,027,100)	1,299,272
Income tax expense	78,063	-	78,063	-
Net income (loss) for the period	(1,586,991)	(1,286,461)	(3,105,163)	1,299,272

Income (loss) per common share:
Basic	(0.04)	(0.03)	(0.07)	0.03
Diluted	(0.04)	(0.03)	(0.07)	0.02

# of common shares outstanding:
as at end of the period	45,065,509	44,733,843	45,065,509	44,733,843
weighted average for the period
Basic	44,969,905	44,732,085	44,965,325	43,920,946
Diluted	44,969,905	44,732,085	44,965,325	52,819,673

    (the weighted average number excludes the 8 million preferred shares in periods in which a loss results)

Cash provided by (used in):

Operating activities:
Net income (loss) for the period	(1,586,991)	(1,286,461)	(3,105,163)	1,299,272
Add back non-cash items, net	247,330	163,852	456,855	352,581
	(1,339,661)	(1,122,609)	(2,648,308)	1,651,853
Net change in non-cash
working capital balances	1,260,604	1,018,278	1,113,622	(2,789,330)
Net cash (used in) operating activities	(79,057)	(104,331)	(1,534,686)	(1,137,477)
Financing activities	90,500	52,694	95,566	2,881,110
Investing activities	1,111,802	(2,374,493)	2,680,648	(3,384,178)
Net cash inflow (outflow)	1,123,245	(2,426,130)	1,241,528	(1,640,545)
Cash and cash equivalents:
start of the period	168,918	4,105,212	50,635	3,319,627
end of the period	1,292,163	1,679,082	1,292,163	1,679,082

Cash and cash equivalents	1,292,163	1,679,082	1,292,163	1,679,082
Short-term investments	2,261,060	5,830,423	2,261,060	5,830,423
Total cash and short-term investments	3,553,223	7,509,505	3,553,223	7,509,505

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the timing of completion of the Bolivia survey project.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.